[redacted]

08000476

ZURICH®

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC
Mail Processing
Section

JAN 2 3 2008

Washington, DC
104

Your reference	File No. 82-5089
Our reference	SWM/jp
Date	January 21, 2008

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (44) 625 35 22
Dir. fax +41 (44) 625 15 22
susanne.wolf@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following note:

- "Zurich launches market-focused Climate Initiative"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Susanne Wolf-Mettier
Legal Adviser

PROCESSED
FEB 0 4 2008
THOMSON
FINANCIAL

Enclosures

46674-0708

News Release

ZURICH®

Zurich launches market-focused Climate Initiative

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, January 21, 2008 – Zurich Financial Services Group (Zurich) is today announcing the launch of a global initiative focused on the development of products and services addressing the evolving risks associated with climate change, as well as the establishment of a long-range carbon management strategy.

"Kicking-off our global Climate Initiative today, I am convinced, sets Zurich on the course of becoming a leader in the identification and management of climate related risks, as well as preparing us to take meaningful and sustainable steps to manage our own carbon footprint," remarked James J. Schiro, Zurich's CEO.

Global approach through Climate Office

While Zurich entities around the world have already been actively addressing customers' needs and expectations in this area, the new climate initiative will establish a consistent and focused approach to the risk class globally, and facilitate economic and policy-oriented research that can then be integrated into the Group's product development activities. As part of the effort, Zurich has established an internal Climate Office that will be charged with driving an understanding of climate related risks across its businesses. Reporting directly to Zurich's Global Chief Underwriting Officer, Mike Kerner, the Climate Office will be fully embedded in Zurich's underwriting infrastructure, demonstrating Zurich's market-focused climate change approach.

Climate Change Advisory Council to advise on strategic and operational issues

In addition, Zurich has established a Climate Change Advisory Council consisting of both internal functional leaders and external advisors that will directly report to Zurich's Group Management on strategic and operational issues associated with climate change. Signaling the significance of these roles, Zurich announced that the first two external members of the Climate Change Advisory Council will be former US Congressman Sherwood Boehlert and Ernst Ulrich von Weizsäcker, Dean of Donald Bren School of Environmental Science & Management at the University of California, Santa Barbara. Both individuals are highly respected in the field of climate and environmental policy, and will add considerable value to Zurich's climate efforts. Additional Climate Change Advisory Council members are expected to be named in the coming months.

"Bringing the expertise of Sherwood Boehlert and Dean von Weizsäcker to bear on our climate efforts will ensure that we remain focused and effective," commented Schiro. "They are both leaders in their fields."

Carbon management strategy

The final element of Zurich's climate initiative is the launch of an applied research program with organizations and institutions to examine the critical economic, finance and policy issues associated with climate change. The first such partnership Zurich proudly announces is with Dean von Weizsäcker's Bren School, where Zurich will fund a distinguished visitors program. As part of this partnership, the Bren School will assess Zurich's carbon footprint and develop a consistent approach as to how Zurich can actively manage its carbon emissions in a meaningful and sustainable manner.

"The risks associated with climate change go well beyond rising sea levels, and reflect the burgeoning regulatory and financial infrastructures being

created to address this major societal concern," explained Kerner. "Tapping into the experts in these fields will ensure that our products remain fresh and innovative, and effectively address the rapidly changing risk profile."

Note to editors:

About Sherwood Boehlert

Sherwood Boehlert (71, US citizen) represented Central New York State in the US House of Representatives for 12 terms. During his 24 years of service, Mr. Boehlert built a legacy as a moderate, focusing on consensus-building and results. He served on the House Science Committee for the entire time of his Congressional career. In 2001 he was elected chairman of the Committee. In addition he was third-ranking member of the House of Transportation and Infrastructure Committee, serving as Chairman of its Subcommittee on Water Resources and Environment from 1995 to 2000. Mr. Boehlert was also a long time member of the House Intelligence Committee and a founding member of the House Committee on Homeland Security. Currently he serves on the Board of Al Gore's Alliance for Climate Protection, as well as on the Board of Directors of The Natural Resources Defense Council Action Fund.

About Ernst Ulrich von Weizsäcker

Ernst Ulrich von Weizsäcker (68, German citizen) has served as Dean of the Donald Bren School of Environmental Science & Management at the University of California, Santa Barbara, since January 2006. Previously, he served as the policy director at the United Nations Centre for Science and Technology for Development, director of the Institute for European Environmental Policy, and president of the Wuppertal Institute for Climate, Environment and Energy. Later, he became a member of the Bundestag, the federal parliament of Germany, where he was appointed chairman of the Environmental Committee. Mr. von Weizsäcker also served as a professor of interdisciplinary biology and was the founding president of the University of

Kassel in Germany. In addition, he is a member of the Club of Rome, a global think tank devoted to improving society, and he served on the World Commission on the Social Dimensions of Globalization. Mr. von Weizsäcker has authored several influential books on the environment, including Earth Politics and Factor Four: Doubling Wealth, Halving Resource Use.

Media Conference

There will be a media conference today at 9:00 a.m. CET at Zurich's headquarters, Mythenquai 2, Zurich. Reporters who cannot participate in person may dial in by telephone.

Dial-in numbers:

Continental Europe:	+41 (0)91 610 56 00
UK:	+44 (0)207 107 06 11
USA:	+1 (1) 866 291 41 66

The presentation will also be **webcast** on our Web site www.zurich.com live from 9:00 a.m. CET followed by a webcast playback available after 1 p.m. CET. Further information can be found on http://www.zurich.com/main/mediarelations/event/event_20080121.htm.

Electronic photos of the event will be available after 3 p.m. CET on http://www.zurich.com/main/mediarelations/visualslibrary.htm.

In addition, **video material** (broadcast and streaming standard) will be available after 4 p.m. today on www.thenewsmarket.com/zurich. If you are a first-time user, please take a moment to register. In case you have any questions, please email journalisthelp@thenewsmarket.com.

ZURICH®

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 58,000 people serving customers in more than 170 countries.

END